Filed by North Fork Bancorporation, Inc.
                                 Pursuant to Rule 425 under the Securities
                                  Act of 1933 and deemed filed pursuant to Rules 14a-12 and 14d-2 of the Securities
                                                      Exchange Act of 1934
                                      Subject Company:  Dime Bancorp, Inc.
                                             Commission File No. 001-13094


The following is a report of Institutional Shareholder Services which North Fork Bancorporation, Inc. has made available on its website at
www.northforkbank.com.
---------------------





       * * * * * * * * * * * * * * * * * * * * * * * * ** * * *  * * **
       ***  PLEASE NOTE:  THIS ALERT UPDATES OUR                  ***
       ***  PREVIOUSLY DELIVERED ANALYSIS WHICH FOLLOWS.   ***
       * * * * * * * * * * * * * * * * * * * * * * * * ** * * *  * * **

[LOGO] INSTITUTIONAL
     SHAREHOLDER SERVICES
-----------*-----------------
  THOMSON FINANCIAL

-------------------------------------------------------------------------------


Proxy Alert:
                                                            DIME BANCORP, INC.
         TICKER: DME

         SPECIAL MEETING: March 15, 2000

         RECORD DATE: February 4, 2000

         SECURITY ID: 2268099 (SEDOL), 25429P104 (CUSIP), 25429Q102
         (CUSIP), 254309107 (CUSIP), 25432R105 (CUSIP), 25432R204 (CUSIP),
         US25429Q1022 (ISIN)


                                  MEETING AGENDA
-----------------------------------------------------------------------------

     Item        Code                 Proposals        Mgt. Rec.     ISS Rec.
-----------------------------------------------------------------------------

|_|1             M0405     Approve Merger Agreement      For         AGAINST
-----------------------------------------------------------------------------


          ALERT: This alert is intended to clarify apparent inconsistencies in our prior alerts for Dime Bancorp, in which the vote recommendation appearing in the meeting agenda was not consisted with the ensuing analysis. Therefore, we are reiterating our recommendation that shareholders vote AGAINST the merger agreement, and we have attached, immediately following this paragraph, the correct discussion/rationale pertaining to our against recommendation.

          Following this discussion, you will see the series of alerts and analyses previously distributed with respect to this merger, some of which contain the inconsistencies mentioned above. Shareholders who desire to read the original analysis of the merger agreement between Dime and Hudson, written before North Fork came forward, should refer to the last analysis contained in this document.

ITEM 1: APPROVE MERGER AGREEMENT

         In our analysis dated Feb. 28, 2000, ISS recommended that shareholders vote in favor of a proposed merger between Dime Bancorp, Inc., and Hudson United Bancorporation. That merger, structured as a "merger of equals," would result in the formation of a new company, "Dime United," owned 54 percent by Dime's shareholders and led by Dime's CEO, Lawrence Toal, until December 2002 (at which time it is expected that Hudson's CEO, Kenneth Neilson, would assume the helm of the combined institution). ISS recommended in favor of the merger at that time based on various factors, including: (1) the fairness opinion rendered by Credit Suisse First Boston Corp.; (2) management's belief that the merger would aid its efforts to transition Dime from thrift to commercial banking operations; and (3) management's projections that the merger would be accretive to Dime's shareholders by 2001, assuming pre-tax cost savings of $78 million per year.

         On March 6, 2000, however, a new party entered the picture and made a competing offer for Dime. North Fork Bancorporation, Inc., a bank holding company doing business primarily in the New York metropolitan area, has indicated that it will tender an offer to acquire all the shares of Dime via an exchange offer and subsequent second-stage merger. North Fork proposes that each share of Dime be exchanged for 0.9302 shares of North Fork common stock and $2.00 in cash. As of March 6, the value of North Fork's offer was $16.99 per Dime share, or 39.9 percent more than the value of the consideration Dime shareholders would receive in the Hudson merger (based on North Fork and Hudson stock prices on that date).

         North Fork has conditioned its offer on the satisfaction of several conditions, including (among others) rejection of the Dime-Hudson merger by Dime's shareholders, the valid termination of the Dime-Hudson transaction, and waiver by Dime's board of the company's poison pill, which could otherwise preclude completion of the North Fork tender. Therefore, North Fork, which currently owns a small stake in Dime, is now soliciting Dime shareholders to reject the Hudson merger. In addition to satisfying the first of the above-enumerated conditions that are necessary to proceed with North Fork's offer, a rejection of the merger, North Fork believes, will give Dime's board a strong message that shareholders would like to hear from North Fork (and, potentially, from other suitors as well).

         This analysis is intended to supplement and amend our prior analysis of the Dime-Hudson merger, in the context of North Fork's new offer and counter-solicitation. For further information about the Dime-Hudson transaction, shareholders may refer to our original analysis of Feb. 28, 2000. In evaluating the issues raised by North Fork's offer, ISS met with John Kanas and Dan Healy, CEO and CFO of North Fork, respectively, and with Lawrence Toal, CEO of Dime, as well as other members of Dime's senior management, legal counsel, and a representative of Credit Suisse, Dime's financial advisor.

         THE NORTH FORK OFFER

         North Fork is a bank holding company that has historically pursued an aggressive strategy of acquiring, or "rolling up," thrifts in the New York metropolitan market. Since 1988, North Fork has completed 12 M&A transactions, including its recently closed acquisitions of JSB Financial, Inc., and Reliance Bancorp, Inc. Pro forma for these acquisitions, North Fork now has approximately $16 billion in assets and 150 branch locations in the New York metropolitan area and Connecticut.

         North Fork's strategy, in addition to acquiring various thrift banks and pieces of such banks, has been to seek to change the deposit mix of its acquisitions over time, from lower-yield thrift-like deposits to more profitable commercial deposits. North Fork has historically focused on increasing its penetration in a tightly focused New York metro area footprint, and in particular has identified Manhattan as a prime market for commercial banking-oriented future growth. North Fork believes that the acquisition of Dime will greatly enhance its market position, especially in Manhattan.

         Exchange Ratio and Structure: North Fork has announced that it will offer to exchange each outstanding share of Dime common stock for 0.9302 shares of North Fork common stock plus $2.00 in cash. Based on North Fork's most recent closing price, this represents a value of $16.24 per Dime share, or a premium of 25.5 percent over Dime's closing price on the last trading day before North Fork announced its offer. Based on Dime's closing price on Sept. 14, 1999, the last day prior to announcement of the proposed Dime-Hudson transaction, North Fork's offer constitutes a discount of 8.5 percent.

         After consummation of the tender offer (which requires that a majority of the Dime shares be tendered), North Fork would acquire all of Dime's remaining shares in a second-step merger at the same terms as in the tender. Unlike the Dime-Hudson transaction, therefore, which has been described by management as a merger of equals, the North Fork transaction would be a change-of- control transaction, resulting in the acquisition of Dime by North Fork.

         Related Transactions: In connection with its offer for Dime, North Fork has entered into certain arrangements with FleetBoston Financial Corp., pursuant to which North Fork has agreed to sell FleetBoston 17 of Dime's retail banking offices with deposits (as of Dec. 31, 1999) of approximately $2 billion. In return, Fleet has agreed not to make any competing offers for Dime prior to 2001. Fleet will also purchase 250,000 shares of North Fork convertible preferred stock and rights to acquire 7.5 million shares of North Fork common stock. The aggregate price of the convertible preferred and common stock purchase rights will be $250 million.

         Note, however, that Fleet may terminate the Dime/Hudson standstill and make a bid for Dime by providing notice to North Fork and paying North Fork a fee of $2.5 million. If Fleet were ultimately to acquire Dime, it would be obligated to pay North Fork an additional $2.5 million.

         Pro Forma: If the acquisition of Dime by North Fork and the related Fleet transactions are completed, Dime's current shareholders will own approximately 41 percent of the resulting company. Fleet would own approximately seven percent, and North Fork's current shareholders would retain the remaining 52 percent. After giving effect to the sale of 17 branches to Fleet, the combined institution, as of Dec. 31, 1999, would have had total assets of $36.7 billion, shareholders' equity of $3.2 billion, total deposits of $21.5 billion and loans of $24.0 billion.

         Conditions Precedent: Shareholders should note that notwithstanding its announced intention to offer to acquire Dime, North Fork has not yet tendered such offer to Dime shareholders and is not obligated to do so. North Fork indicates that its offer will be conditioned upon the satisfaction of various factors, including the following:

          o The number of shares tendered by Dime shareholders, including shares held by North Fork, be at least a majority of the Dime shares outstanding;

          o    Dime shareholders have rejected the Hudson merger;

          o    The Hudson merger agreement has been validly terminated;

          o Dime has entered into a definitive merger agreement with North Fork; and

          o Dime's board has waived application of Dime's shareholder rights plan to the North Fork offer.

         Although a rejection of the Hudson merger will satisfy the second condition listed above, Dime's board will have the ability to continue to rebuff North Fork by refusing to negotiate with North Fork or refusing to render the poison pill inapplicable to the North Fork transaction. North Fork believes that a vote against the Hudson merger, however, will send a strong signal to Dime's board, encouraging the board to negotiate with Mr. Kanas and consider a transaction in which North Fork would acquire Dime.

         NORTH FORK'S ARGUMENT

         In support of their argument that Dime shareholders should reject the Hudson merger, Messrs. Kanas and Healy make three basic points. First, they maintain that whatever the merits of the original Hudson transaction, there is now a better offer on the table in the form of the transaction proposed my North Fork. Pointing out that Hudson's stock price has declined by over one-third since the date of the original Dime-Hudson announcement, Messrs. Kanas and Healy note that the current value of North Fork's offer is roughly 40 percent greater than what shareholders would receive in the Dime- Hudson merger. This alone, in North Fork's view, should be sufficient to warrant canceling the Hudson merger in order to explore Dime's alternatives.

         Second, Messrs. Kanas and Healy contend that the long-range value of an equity stake in North Fork is superior to anything shareholders could reasonably hope to realize from a Dime-Hudson combination. Mr. Kanas and Mr. Healy note that North Fork has completed over a dozen acquisitions since 1987, with what they maintain has been an overwhelming record of success. Mr. Kanas states that North Fork has achieved average cost savings of approximately 51 percent across all of its prior deals, with no acquisition failing to yield savings of at least 50 percent. North Fork expects to realize comparable savings in the present deal, with commensurate benefits to the combined company's financial results and ultimately to shareholder value. Messrs. Kanas and Healy also tout the fact that North Fork ranks among the top thrift banks in the nation in terms of its efficiency ratio, return on common equity, return on assets, and reserve to nonperforming loans. Based on North Fork's historical financial strength and its strong record of making good strategic acquisitions, Mr. Kanas argues that shareholders would be well served by a Dime-North Fork merger.

         Third and finally, Mr. Kanas believes that the combined bank will be well positioned to accelerate North Fork's continuing transition from thrift to commercial banking. The transaction will double North Fork's presence in the Manhattan market, raising its number of branches (after the sale of one- half of Dime's Manhattan branches to Fleet) and boosting its Manhattan deposits to approximately $700 million. As a highly fragmented market with substantial commercial activity, Manhattan, in the opinion of Mr. Kanas, offers unprecedented opportunities to a strong entity, like a combined North Fork-Dime, that is ready to compete for the two-thirds of the $300 billion deposit market not owned by Chase Manhattan. If shareholders reject the Dime merger and the company is ultimately acquired by North Fork, shareholders will be able to participate in North Fork's growth in the Manhattan market.

         MANAGEMENT POSITION

         Dime management has rejected the terms of North Fork's offer and instead continues to support the Hudson transaction. Mr. Toal and his colleagues argue that the merger of equals with Hudson will create a new, combined company that is financially stronger and better positioned for the future than either a stand-alone Dime or the result of a Dime-North Fork transaction. In any event, management contends, the board has already considered North Fork and found its proposal wanting. Management maintains that even if the Hudson merger is rejected, Dime will not proceed with a transaction with North Fork.

         Mr. Toal offers a multi-pronged argument against the North Fork proposal. First, he maintains that North Fork proposal is from the "wrong company" to merit serious consideration. Noting that Dime's strategic goal is to become more commercial and less reliant on traditional thrift banking business, and pointing to the fact that a significant driver of the Hudson transaction has been management's assessment that Dime United will be less reliant on residential mortgages than the stand-alone Dime, Mr. Toal contends that merging with North Fork, in contrast, will produce a company that is more rather than less "thrift-like." As a result, it is likely that North Fork's price earnings multiple will decrease over time to come in line with that of other thrift institutions, in stark contrast to the rising multiple one might expect of a more commercially oriented Dime United. Dime management concludes that while North Fork's offer price might be greater than the consideration in the Hudson merger at the moment, the longer-term value of shares of Dime United would be superior to what shareholders would receive from North Fork.

         Also under the "wrong company" heading, management notes that North Fork is too small and has too narrow a footprint to effectively integrate Dime. Management observes that North Fork is seeking to acquire an institution that is, in terms of total assets, more than three times its size, more than seven times the size of North Fork's largest acquisition ever, and, in fact, more than three time the size of all of North Fork's acquisitions put together. Furthermore, the Dime-North Fork company would be highly concentrated in a small region, with 40 percent of its operations concentrated in just two counties. The merger with Hudson, on the other hand, will bring together two companies that are nearer in size, producing a geographically broad company with branches in four states.

         Second, management maintains that North Fork's offer arrives at the "wrong time" and comes in at the "wrong price." Noting the significant decline in Dime's stock price since last September, Mr. Toal argues that North Fork is seeking to exploit Dime's severely undervalued stock price to acquire an institution it could not otherwise afford. In particular, given Dime's goal of expanding its commercial banking operations, it would be unwise to sell the company while it is still chiefly a thrift and before the stock price increase that would be expected to accompany an enhanced commercial business. Dime shareholders would be much better served by approving the Dime-Hudson transaction, which will create a more commercially oriented bank whose price-earnings multiple should rise over time. Such a transaction will not foreclose the possibility of selling the combined company and realizing a change-of-control premium in the future, management points out, after the company's stock price has come to reflect the true value of its business.

         Mr. Toal and his colleagues also maintain that the North Fork proposal would be highly dilutive to Dime shareholders, even taking into account assumed efficiencies that management flatly rejects as unachievable. In 2001, management projects that North Fork-Dime's earnings per share would be $2.26, versus projected numbers of $2.66 per share for a stand-alone Dime and $2.67 for Dime United. Management states that it has assumed that the $2.00-per-share cash component of North Fork's offer would be reinvested in computing North Fork's pro forma figure. Furthermore, Mr. Toal suggests that even these results are unduly generous to North Fork. Management asserts that North Fork has made cost savings assumptions that are entirely out of line with what can be reasonably expected (equal to 64 percent of Dime's operating expenses, excluding its mortgage subsidiary, and representing 86 percent of North Fork's expense base). More realistic cost savings, management concludes, would exacerbate the dilution associated with a North Fork transaction.

         Finally, management warns that the North Fork transaction is unlikely to be completed because of the various conditions North Fork has attached to its proposed tender offer. Furthermore, while a North Fork transaction would be completed in the third quarter of the year at the earliest, management points out that the Hudson transaction would close within a month. Comparing the present situation to a bird in the hand versus another (potentially less appealing) bird in the bush, management argues that if shareholders reject the Hudson merger, Dime is likely to be left at the altar with no suitors in sight.

         ANALYSIS

         Based on current stock prices, the value of North Fork's proposed offer represents a significant improvement over the consideration Dime shareholders would receive in the Hudson transaction. As described previously, North Fork's offer is 40 percent greater than what shareholders would receive in the merger with Hudson. And while we sympathize with management's contention that the current offer price alone is not dispositive of which of two or more offers is most desirable, we believe that where a new offer trumps an existing one by such a significant margin, it raises legitimate questions about the sufficiency of the original bid.

         In particular, we note that the Hudson transaction was not the product of an exhaustive examination of various potential merger partners or an open solicitation for bids. Indeed, although management maintains that it has regular contacts with potential strategic partners, Mr. Toal told us that the company is not for sale at this time. Rather, the Hudson transaction resulted from an approach initiated by Hudson in mid-1999, which led to negotiations during which it is not apparent that Dime contacted other potential bidders to gauge interest in the company. In this context, the arrival of a substantially higher bid than implied by the Hudson transaction, even at this late date, should compel the board and shareholders to consider whether there are superior alternatives to merging with Hudson.

         We take issue with management's comparison of the current North Fork offer price to Dime's price in September 1999. Dime, North Fork, and Hudson have each experienced price declines since that time (although North Fork's, at approximately 20 percent, is more modest than the 30-percent plus dips experienced by Dime and Hudson), and it would be unreasonable to compare the value of North Fork's offer based on its current price to a high Dime price of almost six months ago. A more valid comparison at this point is between North Fork's offer value and that of Hudson. Based on both the companies' respective September prices and those of today, North Fork's offer is substantially more generous to Dime shareholders.

         We are more sympathetic to management's argument that now is not the time to sell Dime because of the company's current low stock price. Certainly, it is widely accepted that selling a company at time when its stock is undervalued is a dangerous proposition and inimical to shareholder value. However, as mentioned previously, North Fork's stock price has also decreased with the declining fortunes of bank stocks generally. Therefore, it is not clear that North Fork is in a particularly good position to "exploit" Dime's undervaluation, as management suggests, since North Fork is offering to (primarily) use its own stock to pay for the acquisition of Dime. If the banking sector rebounds in the future, North Fork stock is likely to experience as great a boost as Dime (or perhaps even better, given North Fork's historically superior stock price performance); therefore, the exchange of Dime for North Fork stock does not appear to "lock shareholders" in to the current evaluation in the way that, say, an all cash merger would.

         Moreover, the exchange ratio in the Hudson merger appears to have been derived based on the respective market values of the two companies. Based on Credit Suisse's contribution analysis, for instance, it is apparent that Dime shareholders' prospective ownership of Dime United is more in line with Dime's contribution to the total market capitalization than with its share of deposits, assets, or other financial results. If management viewed Dime's market value as appropriate to set the terms of the merger with Hudson, we are skeptical of claims that its market value is suddenly an inappropriate measure of the sufficiency of the terms of North Fork's offer.

         As an initial matter, therefore, we conclude that the value reflected by North Fork's offer appears significant enough to warrant postponement of the Hudson transaction. If North Fork (or, indeed, a third party who may enter the bidding at a later date) is willing to pay substantially more than the value reflected by the Hudson merger, shareholders would be best served by being given every opportunity to field and consider such bids.

         With respect to the long-range value of a combined Dime-United versus a Dime-North Fork combination, we cannot reach a solid conclusion at this time. Management and North Fork trade conflicting estimates of the relative dilution/accretion of the North Fork and Hudson transactions, based on a range of assumptions and projections. Naturally, projections of results in 2001 are somewhat speculative in nature, and comparisons of projected results of a Hudson versus North Fork combination are of limited usefulness to shareholders. We note, however, that North Fork has assumed no revenue enhancements in connection with an acquisition of Dime, and North Fork has successfully realized substantial cost savings from its acquisitions in the past. On the other hand, we recognize, as management argues, that Dime is a substantially larger entity than North Fork's prior acquisitions and that North Fork's cost savings projections could prove to be overly optimistic.

         On the whole, we do not believe that management has conclusively demonstrated that North Fork's proposal would be significantly more dilutive to shareholders than the formation of Dime United. Management projects Dime stand-alone earnings of $2.66 in 2001, Dime-United earnings per share of $2.67, and Dime-North Fork earnings per share of $2.26. This reflects a difference of approximately 18 percent between the results of Dime United and Dime-North Fork. Given the speculative nature of these projections, we do not regard the difference as sufficient to conclude that North Fork, which enjoys a substantially better price/earnings ratio than either Dime or Hudson, would fail to produce a higher stock price than a combined Dime United (even accepting management's projections).

         In sum, we do not agree with Dime management that the value of North Fork proposal is clearly inferior to what shareholders would realize through a Dime-Hudson merger. North Fork's current offer value is plainly superior, and North Fork's historically superior stock price performance mitigates the degree to which even hostile dilution estimates can force the conclusion that its long range value is inferior to that of Dime United.

         Furthermore, we do not believe it is necessary to prove that the North Fork proposal is definitively superior to Hudson's to warrant rejection of the current merger agreement. We recognize, as management argues, that North Fork's proposal is at this point a "bird in the bush," subject to the satisfaction of various conditions and North Fork's own decision to proceed with the transaction (although most of the conditions for proceeding with North Fork's offer can be unilaterally satisfied simply by Dime's board agreeing to negotiate with North Fork). However, perhaps the greatest value that Dime shareholders receive by rejecting the Hudson merger will be the opportunity to receive offers from any party, including North Fork, Hudson, or other interested bidders, and to choose the best of the resulting bids. It is possible, for instance, that Hudson might be willing to renegotiate its merger with Dime on terms more favorable to shareholders. It is also possible, as Messrs. Kanas and Healy have admitted, that North Fork would be willing to raise its own offer once formal negotiations between North Fork and Dime have begun. And if management remains convinced that North Fork is a bad strategic fit and Hudson drops out of the bidding, it is possible that management could seek a "white knight" for the company. None of these options are adverse to shareholder value; in fact, each of the alternatives appears likely to yield better value to shareholders than proceeding with the current transaction.
         Indeed, Dime's stock price jumped 15 percent on the day following North Fork's announcement, confirming the market's anticipation that one or more of these alternatives could very well occur.

         We conclude, therefore, that shareholders would be best served by rejecting the proposed merger between Dime and Hudson at this time. With the North Fork offer, shareholders are presented with a much broader range of alternatives, with two offers on the table and perhaps more unseen in the wings. By rejecting the merger, shareholders will give their board the time (and the incentive) to start the process of negotiating directly with North Fork, Hudson, and any other parties that may emerge to make competing offers, and retaining whatever expert advise is necessary to realistically assess the financial values of each transaction. We do not believe that it would be prudent, as management suggests, to evaluate, judge, and reject North Fork's proposal in a matter of only days.

WE RECOMMEND A VOTE AGAINST ITEM 1.